UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0116 Expires: March 31, 2011 Estimated average burden hours per response. . . . . 8.7

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number 001-34083

NORTH ASIA INVESTMENT CORPORATION

(Translation of registrant’s name into English)

Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. ☒ Form 40-F. ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐ No. ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 10, 2010, Malibu Partners LLC (“Malibu”) filed an amendment to the Schedule 13D (such Schedule 13D, as amended, being referred to herein as the “13D”) it previously filed with the Securities and Exchange Commission with respect to its beneficial ownership of the securities of North Asia Investment Corporation (“NAIC”).  The 13D discloses purported conversations between Malibu and NAIC’s founders pursuant to which the founders allegedly expressed an intention to simply cause NAIC to liquidate and distribute the proceeds held in the trust account to NAIC’s public shareholders.  Notwithstanding such disclosure contained in the 13D, NAIC and its founders continue to review all potential opportunities available to NAIC.  Although no assurance can be given that a transaction will ultimately be presented to NAIC’s shareholders for their consideration, NAIC’s management is actively seeking to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2010	NORTH ASIA INVESTMENT CORPORATION

	By:	/s/ Thomas Chan-Soo Kang
Thomas Chan-Soo Kang
Chief Executive Officer